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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

CROSS COUNTRY HEALTHCARE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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(4) Date Filed:



CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard, NW
Boca Raton, Florida 33487

April 11, 2006

Dear Cross Country Healthcare Stockholder:

      I invite you to attend our Annual Meeting of Stockholders. The meeting will be held on Wednesday, May 10, 2006, at 9:00 a.m. Eastern Daylight Time at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299.

      On the following pages you will find the Notice of Meeting, which lists the matters to be considered and acted upon at the meeting, and the Proxy Statement. After the formal business session, we will discuss the financial results for 2005 and report on current operations.

      Your vote is very important regardless of the number of shares you own. Detailed voting instructions appear on page 1 of the Proxy Statement. The Board of Directors unanimously recommends that you vote "FOR" Proposals I and II described in the Proxy Statement.

Sincerely,

Joseph A. Boshart
President and Chief Executive Officer

CROSS COUNTRY HEALTHCARE, INC.
6551 Park Of Commerce Boulevard, NW
Boca Raton, Florida 33487

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 10, 2006

To the Holders of Common Stock:

The Annual Meeting of Stockholders of Cross Country Healthcare, Inc. (the "Company") will be held at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299 on Wednesday, May 10, 2006, at 9:00 a.m. Eastern Daylight Time for the following purposes:

1. To elect six directors;

2. To approve and ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006; and

3. To transact such other business, if any, as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on March 15, 2006 are entitled to receive notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

Stephen W. Rubin
Secretary

CROSS COUNTRY HEALTHCARE, INC.
6551 Park Of Commerce Boulevard, NW
Boca Raton, Florida 33487

PROXY STATEMENT

_____

GENERAL INFORMATION

These proxy materials are furnished in connection with the solicitation by the Board of Directors of Cross Country Healthcare, Inc. ("Cross Country," "the Company," "our," "we," or "us"), a Delaware corporation, of proxies to be voted at our 2006 Annual Meeting of Stockholders (the "Annual Meeting") or at any adjournment or postponement thereof.

You are invited to attend our Annual Meeting on Wednesday, May 10, 2006, beginning at 9:00 a.m. Eastern Daylight Time at the offices of Proskauer Rose LLP at 1585 Broadway, New York, New York 10036-8299. This Proxy Statement, form of proxy and voting instructions are being mailed to our stockholders on or about April 11, 2006.

Stockholders Entitled to Vote. Persons holding shares of Cross Country's common stock, par value $.0001 per share (the "Common Stock"), at the close of business on March 15, 2006, the record date for the Annual Meeting, are entitled to receive notice of and to vote their shares at the Annual Meeting. As of that date, there were 32,120,440 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Proxies. Your vote is important. Stockholders of record may vote their proxies by marking the appropriate boxes on the enclosed proxy card and by signing, dating and returning the card in the enclosed envelope. You may revoke your proxy and reclaim your right to vote up to and including the day of the Annual Meeting by giving written notice of revocation to the Company (to the attention of the Inspectors of Election), timely delivering a valid, later-dated proxy or voting by ballot at the Annual Meeting.

Vote at the Annual Meeting. Your mail-in vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting in accordance with your instructions. If you sign and return your proxy card but do not give voting instructions, the shares represented by the proxy will be voted by the Proxy Committee as recommended by the Board of Directors.

The Proxy Committee consists of Joseph A. Boshart and Thomas C. Dircks. Proxy cards, unless otherwise indicated by the stockholder, confer upon the Proxy Committee discretionary authority to vote all shares of stock represented by the proxies on any matter which may be properly presented for action at the Annual Meeting even if not covered herein. If any of the nominees for director named in Proposal I—Election of Directors should be unavailable for election, the proxies will be voted for the election of such other person as may be recommended by the Board of Directors in place of such nominee. The Board of Directors is not aware of any matter for action by the stockholders at the Annual Meeting other than the matters described in the Notice.

Quorum. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock issued and outstanding entitled to vote at the Annual Meeting is required to constitute a quorum.

Required Vote. A plurality of the votes of holders of shares represented at the Annual Meeting, in person or by proxy and entitled to vote is required for the election of directors. The affirmative vote of holders of a majority of shares represented at the Annual Meeting, in person or by proxy and entitled to vote is required for the ratification of the Board's selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006. Abstentions have the same effect as a vote against any proposal. Broker non-votes are deemed not entitled to vote and are not counted as votes for or against any proposal.

Proxy Solicitation. The Company will bear the cost of solicitation, including the preparation, assembly, printing and mailing of the proxy materials.

Stockholder Communications. The Board of Directors has adopted a process by which stockholders may communicate with our directors. Any stockholder wishing to do so, may call our toll-free phone number at 800-354-7197 or send an e-mail to governance@crosscountry.com. All such communications will be kept confidential and forwarded directly to the Board of Directors or any individual director or committee of the Board of Directors, as applicable.

Code of Ethics and Business Ethics Policy. Cross Country has adopted a code of ethics and a business ethics policy that applies to all of our employees, including executive officers and the Board of Directors. The code of ethics and business ethics policy are available at the Corporate Governance Section of our website at www.crosscountry.com and has been filed as an exhibit to our Form 10-K for the year ended December 31, 2005.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 15, 2006, regarding the beneficial ownership of our Common Stock by each person who is known by us to be the beneficial owner of more than 5% of our Common Stock, our Chief Executive Officer and the four most highly compensated persons (other than the CEO) who were serving as executive officers at December 31, 2005 (the "Named Executive Officers"), each of our directors, and all directors and executive officers as a group. The percentages in the last column are based on 32,120,440 shares of Common Stock outstanding on March 15, 2006. In each case, except as otherwise indicated in the footnotes to the table, the shares shown in the second column are owned directly by the individual or members of the group named in the first column and such individual or group members have sole voting and dispositive power with respect to the shares shown. For purposes of this table, beneficial ownership is determined in accordance with federal securities laws and regulations. Persons shown in the table disclaim beneficial ownership of all securities not held by such persons directly and inclusion in the table of shares not owned directly by such persons does not constitute an admission that such shares are beneficially owned by the director or officer for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any other purpose.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock Owned
Charterhouse Equity Partners III, L.P.	6,458,934(a)(b)	20.1%
Eastbourne Capital Management, L.L.C. and affiliates	3,825,784(a)(c)	11.9%
Third Avenue Management L.L.C.	3,164,373(a)(d)	9.9%
Dimensional Fund Advisors Inc.	2,221,520(a)(e)	6.9%
Artisan Partners Limited Partnership and affiliates	1,856,400(a)(f)	5.8%
Royce & Associates, L.L.C.	1,684,900(a)(g)	5.3%
Joseph A. Boshart	770,913(h)(i)(j)	2.4%
W. Larry Cash	27,500(h)(i)	*
Thomas C. Dircks	—(i)(k)	—
C. Taylor Cole Jr.	—(i)(k)	—
Emil Hensel	524,537(h)(i)(l)	1.6%
M. Fazle Husain	—(i)	—
Joseph Swedish	24,500(h)(i)	*
Joseph Trunfio	23,500(h)(i)	*
Anthony Sims	96,718(h)(i)	*
Jonathan W. Ward	214,163(h)(i)	*
Carol D. Westfall	54,131(h)(i)	*
All directors and executive officers as a group	1,964,894(m)	5.8%

————————————

* Less than 1%

(a) Addresses are as follows: Charterhouse Equity Partners III, L.P., 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899; Eastbourne Capital Management, L.L.C and affiliates, 1101 Fifth Avenue, Suite 160, San Rafael, California 94901; Third Avenue Management LLC, 622 Third Avenue, 32nd Floor, New York, New York 10017; Dimensional Fund Advisors Inc. and affiliates, 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401; Artisan Partners Limited Partnership, 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202; and Royce & Associates, LLC, 1414 Avenue of the Americas, New York, New York 10019.

(b) The general partner of Charterhouse Equity Partners III, L.P. ("CEP III") is CHUSA Equity Investors III, L.P., whose general partner is CEP III, Inc., a wholly owned subsidiary of Charterhouse Group, Inc. ("Charterhouse").

(c) The information regarding the beneficial ownership of shares by Eastbourne Capital Management, L.L.C. was obtained from its statement on Schedule 13G/A, filed with the Commission on February 9, 2006. Such statement discloses that Eastbourne Capital Management, L.L.C, and Richard Jon Barry possess shared dispositive and voting power over 3,825,784 shares. Black Bear Offshore Master Fund, L.P. possesses shared voting and dispositive power over 2,543,791 shares.

(footnotes continued on following page)

(footnotes continued from previous page)

(d) The information regarding the beneficial ownership of shares by Third Avenue Management L.L.C. was obtained from its statement on Schedule 13G/A, filed with the Commission on February 14, 2006. Such statement discloses that Third Avenue Management L.L.C. possesses sole dispositive power over 3,164,373 shares and sole voting power over 3,072,098 shares.

(e) The information regarding the beneficial ownership of shares by advisory clients of Dimensional Fund Advisors, Inc. was obtained from its statement on Schedule 13G, filed with the Commission on February 6, 2006. Such statement discloses that Dimensional Fund Advisors, Inc. possesses sole voting and dispositive power over 2,221,520 shares.

(f) The information regarding the beneficial ownership of shares by Artisan Partners Limited Partnership was obtained from its statement on Schedule 13G, filed with the Commission on January 27, 2006. Such statement discloses that Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler and Carlene Murphy Ziegler possess shared dispositive and voting power over 1,856,400 shares.

(g) The information regarding the beneficial ownership of shares by Royce & Associates, L.L.C. was obtained from its statement on Schedule 13G/A, filed with the Commission on January 17, 2006. Such statement discloses that Royce & Associates, L.L.C. possesses sole voting and dispositive power over 1,684,900 shares.

(h) Includes shares of common stock which the directors and Named Executive Officers have the right to acquire through the exercise of stock options within 60 days of March 15, 2006 as follows: Joseph A. Boshart, 518,694; W. Larry Cash, 25,500; Emil Hensel, 434,155; Joseph Swedish, 23,500; Joseph Trunfio, 23,500; Anthony Sims, 96,418; Jonathan W. Ward, 198,644; and Carol D. Westfall, 37,769. Includes shares of restricted stock (all of which be fully vested within 60 days of March 15, 2006) as follows: Joseph A. Boshart, 2,335; Emil Hensel, 1,751; and Jonathan W. Ward, 584.

(i) Address is c/o Cross Country Healthcare, Inc., 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487.

(j) Mr. Boshart holds 145,036 shares directly, his wife holds 87,350 shares and each of his three children holds 6,611 shares.

(k) Thomas C. Dircks is an executive officer and director of Charterhouse. C. Taylor Cole Jr. is an executive officer of Charterhouse.

(l) Mr. Hensel holds 5,455 shares directly and his wife holds 84,927 shares. Mr. Hensel's three children hold 37,638 shares in the aggregate, but they are adults and as a result, he disclaims beneficial ownership of these shares.

(m) Includes 4,670 shares of restricted common stock (all of which be fully vested within 60 days of March 15, 2006), and 1,567,302 shares of common stock which the directors and executive officers have the right to acquire through the exercise of stock options within 60 days of March 15, 2006.

PROPOSAL I
ELECTION OF DIRECTORS

The Board of Directors currently consists of eight members. Six of the directors currently serving on the Board of Directors have been nominated by the Nominating Committee of the Board of Directors for re-election to one year terms at the Annual Meeting. M. Fazle Husain and Joseph Swedish were not nominated for re-election because each has advised the Company that due to the time demands of their principal employment, they do not desire to stand for re-election. Each nominee elected will hold office until the Annual Meeting of Stockholders to be held in 2007 and until a successor has been duly elected and qualified, unless prior to such meeting a director shall resign, or his or her directorship shall become vacant due to his or her death or removal. The Company's Nominating Committee has commenced seeking replacements for Messrs. Husain and Swedish.

Shares represented by proxies that are returned properly signed will be voted FOR the nominees unless the stockholder indicates on the proxy that authority to vote the shares is withheld for one or more or for all of the nominees listed. A proxy cannot be voted for a greater number of persons than the nine nominees named below. Directors are elected by a plurality of the votes cast. Shares not voted, whether by withholding or broker non-vote, have no effect on the election of directors except to the extent the failure to vote for an individual results in another individual receiving a proportionately larger number of votes.

The following six individuals have been nominated for election at the Annual Meeting for a one year term ending 2007:

Name	Age	Position
Joseph A. Boshart	49	President, Chief Executive Officer and Director
Emil Hensel	55	Chief Financial Officer and Director
W. Larry Cash	57	Director
C. Taylor Cole Jr.	37	Director
Thomas C. Dircks	48	Director
Joseph Trunfio	59	Director

The Board recommends that holders vote "FOR" the election of the nominees.

The following information sets forth the principal occupation and employment during the past five years of each director nominee, positions and offices with us, and certain other information. No family relationship exists among any of the directors or executive officers.

Joseph A. Boshart has served as President and Chief Executive Officer since July 1999, and formerly served in such capacities at our predecessor since 1994. He has served as a director since July 1999. Mr. Boshart holds a B.S. degree in Economics from the University of Michigan.

Emil Hensel has served as Chief Financial Officer since July 1999 and formerly served in such capacity at our predecessor since 1991. He has served as a director since July 1999. Mr. Hensel holds a B.S. degree in electrical engineering from Columbia University, a Masters degree in Engineering from Johns Hopkins University and an MBA from New York University.

W. Larry Cash has been a director and Audit Committee member since October 2001. He has been the Executive Vice President and Chief Financial Officer of Community Health Systems since September 1997 and a Director of Community Health Systems since May 2001. Prior to joining Community Health Systems, Mr. Cash served as Vice President and Group Chief Financial Officer of Columbia/HCA Healthcare Corporation from September 1996 to August 1997. Prior to Columbia/HCA, Mr. Cash spent 23 years at Humana, Inc., most recently as Senior Vice President of Finance and Operations from 1993 to 1996. He received his B.S. in Accounting from the University of Kentucky at Lexington in 1970.

C. Taylor Cole Jr. has been a director since March 2004. Mr. Cole has been a Partner at Charterhouse, a private equity firm, since October 2002. Mr. Cole served as Senior Vice President of Charterhouse from June 2001 to October 2002 and served as Vice President from January 2000 to June 2001 and has been employed at Charterhouse since July 1998. He received a B.A. in History in 1991 and an M.B.A. in 1998 from the University of Virginia.

Thomas C. Dircks has been a director since July 1999, a member of the Compensation Committee since October 2001 and a member of the Nominating Committee since March 2004. Mr. Dircks has been Managing Partner of Charterhouse since June 2002. Mr. Dircks served as President of Charterhouse from June 2001 until June 2002 and served as Executive Vice President of Charterhouse from July 2000 until June 2001 and has been employed as an executive officer of Charterhouse since 1983. He was previously employed as a Certified Public Accountant at a predecessor of PricewaterhouseCoopers, LLP. He holds a B.S. in Accounting and an M.B.A. from Fordham University.

Joseph Trunfio has been a director and Audit Committee member since October 2001 and has served as President and Chief Executive Officer of Atlantic Health System, a not-for-profit hospital group, since March 1999, where he is a member of the Board of Trustees. From July 1997 to February 1999, Mr. Trunfio served as President and Chief Executive Officer of Via Caritas Health System, a not-for-profit hospital group. Prior to his position with Via Caritas Health System, he served as President and Chief Executive Officer of SSM Healthcare Ministry Corp., a not-for-profit hospital group. Mr. Trunfio received his B.A. from St. John's University (N.Y.) and holds a Ph.D. in Clinical Psychology from the University of Miami.

Pursuant to our Amended and Restated Stockholders Agreement dated August 23, 2001, CEP III has the right to designate two directors for nomination to our board of directors. This number decreases (i) to one director if CEP III reduces its ownership by more than 50% of its holdings prior to our initial public offering and (ii) to zero upon a reduction of ownership by more than 90% of its holdings prior to our initial public offering. CEP III has designated Messrs. Dircks and Cole for nomination.

Affirmative Determinations Regarding Director Independence and Other Matters

The Board of Directors has determined each of the following directors to be an "independent director" under the National Association of Securities Dealers ("NASD") Marketplace Rule 4200(a) (15):

> W. Larry Cash
> C. Taylor Cole Jr.
> Thomas C. Dircks
> M. Fazle Husain
> Joseph Swedish
> Joseph Trunfio

The Board of Directors has also determined that each member of the Audit, Compensation and Nominating Committees meets the applicable independence requirements set forth by the NASD, the Securities and Exchange Commission (the "Commission") and the Internal Revenue Service. The Board of Directors has further determined that W. Larry Cash, a member and Chairman of the Audit Committee, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K promulgated by the Commission.

Director Compensation and Other Arrangements

We do not pay cash compensation to our employee directors or directors affiliated with our principal stockholders. Messrs. Cash, Swedish and Trunfio each received cash compensation in the amount of $3,500 per "in-person" board meeting attended and $1,500 per telephonic board meeting or committee meeting attended in 2005. Mr. Cash received additional cash compensation of $5,000 during 2005 for serving as Audit Committee Chair. All directors are also reimbursed for the expenses they incur in attending meetings of the Board or Board committees. In accordance with the Company's Amended and Restated 1999 Stock Option Plan, Messrs. Cash and Trunfio are each eligible to receive a grant of stock options of our common stock as of the first day of the month following our Annual Meeting. On December 31, 2005, the unvested portion of all options previously granted to Messrs. Cash, Swedish and Trunfio were vested when the Company's Compensation Committee approved the acceleration of the vesting of all unvested options issued prior to December 31, 2005.

Board Committees and Meetings

Meetings of the Board of Directors. During the year ended December 31, 2005, there were four meetings of the Board of Directors. Each director who served in such capacity during the year ended December 31, 2005 attended not less than 75% of the aggregate number of meetings of the Board of Directors and of the committee or committees thereof on which he or she served. All of the directors nominated for election to the Board were members of the Board for the entire

2005 year. Eric T. Fry resigned from the Board in May 2005 and was not replaced. Mr. Fry did not resign due to any disagreements with the Company. M. Fazle Husain and Joseph Swedish were not nominated for re-election because each has advised the Company that due to the time demands of their principal employment, they do not desire to stand for re-election. It is the policy of the Board of Directors to have the independent directors meet in an executive session at each meeting of the Board. It is also our policy that all directors should attend the Annual Meeting of Stockholders. All of the directors attended the 2005 Annual Meeting.

Committees of the Board of Directors. The three standing committees of the Board are the Audit, Compensation and Nominating Committees. Members of each committee, who are elected by the full Board, are named below.

Audit Committee

The Audit Committee consists of Messrs. Cash, Swedish and Trunfio, each of whom joined the Audit Committee upon their appointment to the Board in October 2001. Mr. Cash is the Chairman of the Audit Committee. It is anticipated that the Board will appoint Mr. Cole to replace Mr. Swedish on the Audit Committee following the Annual Meeting of Stockholders. Messrs. Cash, Swedish, Trunfio and Cole are independent directors under Marketplace Rule 4200(a) (15) of the NASD. The Audit Committee has adopted a written charter, which is available on our website at www.crosscountry.com and is annexed as Appendix A to this Proxy Statement. The Audit Committee is the principal agent of the Board of Directors in overseeing (i) the quality and integrity of the Company's financial statements, (ii) legal and regulatory compliance, (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm, (iv) the performance of the Company's internal auditors, and (v) the integrity of management and the quality and adequacy of disclosures to stockholders. The Committee also:

- is solely responsible for hiring and terminating our independent registered public accounting firm and pre-approving all auditing, as well as any audit-related, tax advisory and any other non-auditing services, to be performed by the independent registered public accounting firm;

- reviews and discusses with Cross Country's independent registered public accounting firm their quality control procedures and our critical accounting policies and practices;

- regularly reviews the scope and results of audits performed by our independent registered public accounting firm and internal auditors;

- meets with management to review the adequacy of our internal control framework and its financial, accounting, and reporting and disclosure control processes;

- reviews our periodic filings and quarterly earnings releases;

- reviews and discusses with our chief executive and financial officers the procedures they followed to complete their certifications in connection with Cross Country's periodic filings with the Commission; and

- discusses management's plans with respect to our major financial risk exposures.

During the year ended December 31, 2005, there were 11 meetings of the Audit Committee. The Audit Committee also has met in executive session and has independent calls with our external auditors.

Compensation Committee

The Compensation Committee oversees the compensation of our executives, our executive management structure, the compensation related policies and programs involving the Company's executive management and the level of benefits of officers and key employees. The members of the Compensation Committee were Thomas C. Dircks and Eric T. Fry through May 2005, who were both independent directors under Marketplace Rule 4200(a) (15) of the NASD. In May 2005, W. Larry Cash replaced Mr. Fry on the Compensation Committee. Mr. Cash is an independent director under Marketplace Rule 4200(a) (15) of the NASD. Mr. Dircks is the Chairman of the Compensation Committee. During the year ended December 31, 2005, there were three meetings of the Compensation Committee.

Nominating Committee

The Company established a Nominating Committee in March 2004. The Nominating Committee has a written charter, which is available on our website at www.crosscountry.com. The members of the Nominating Committee were Thomas C. Dircks and Eric T. Fry until May 2005, each of whom was independent under Marketplace Rule 4200(a) (15) of the NASD. Thomas C. Dircks is the Chairman of the Nominating Committee. In May 2005, Mr. Trunfio replaced Mr. Fry on the Nominating Committee. Mr. Trunfio is an independent director under Marketplace Rule 4200(a) (15) of the NASD. The duties of the Nominating Committee are summarized as follows:

- identifying individuals qualified to become Board members;

- evaluating and recommending for the Board's selection nominees to fill positions on the Board; and

- overseeing the evaluation of the Board and management.

The Board's current policy with regard to the consideration of director candidates recommended by stockholders is that the Nominating Committee will review and consider any director candidates who have been recommended by stockholders in compliance with the procedures established from time to time by the Board (the current procedures are described below), and conduct inquiries as it deems appropriate. The Nominating Committee will consider for nomination any such proposed director candidate who is deemed qualified by the Nominating Committee in light of the minimum qualifications and other criteria for Board membership approved by the Board from time to time.

In considering director nominees, the Nominating Committee will consider the following:

- the needs of the Company with respect to particular areas of specialized knowledge;

- the relevant business experience of the nominee including any experience in healthcare, business, finance, accounting, administration or public service;

- the personal and professional integrity of the nominee;

- the nominee's ability to commit the resources necessary to be an effective director of a public company, including the nominee's ability to attend meetings; and

- the overall balance and diversity of the Board.

Other than the foregoing, there are no stated minimum criteria for nominees, although the Nominating Committee may also consider other facts as it may deem are in the best interests of the Company and its stockholders.

All stockholder recommendations for director candidates must be submitted to the Company's legal department at 6551 Park of Commerce Blvd. N.W., Boca Raton, Florida, 33487, who will forward all recommendations to the Nominating Committee. All stockholder recommendations for director candidates must be submitted to the Company not less than 120 calendar days prior to the date on which the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting.

All stockholder recommendations for director candidates must include the following information:

- The name and address of record of the stockholder;

- A representation that the stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

- The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director candidate;

- A description of the qualifications and background of the proposed director candidate that addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time;

- A description of all arrangements or understandings between any stockholder and the proposed director candidate;

- The consent of the proposed director candidate (i) to be named in the proxy statement relating to the Corporation's annual meeting of stockholders, and (ii) to serve as a director if elected at such annual meeting; and

- Any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the Commission.

Except where the Company is legally required by contract or otherwise to provide third parties with the ability to nominate directors, the Nominating Committee is responsible for identifying and evaluating individuals qualified to become Board members, including nominees recommended by stockholders, and recommending to the Board the persons to be nominated by the Board for election as directors at the annual meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees are selected by the Nominating Committee in accordance with the policies and principles in its charter and the criteria set forth above. There are no differences in the manner in which the Nominating Committee evaluates director nominees recommended by stockholders. The Nominating Committee has the authority to retain a search firm to identify or evaluate or assist in identifying and evaluating potential nominees. To date, the Company has not paid any fees to any such search firms.

During the year 2005, there was one Nominating Committee meeting.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors, including the Company's internal controls, the quality of its financial reporting, and the independence and performance of the Company's independent registered public accounting firm. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached as Appendix A to this Proxy Statement.

Management has the primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The Company's independent registered public accounting firm audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements fairly present the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with U.S. generally accepted accounting principles, and discusses with us any issues they believe should be raised with us.

The Audit Committee reviewed the Company's unaudited financial statements for each calendar quarter of 2005 as well as the Company's audited financial statements for the 2005 fiscal year and reviewed and discussed the financial statements with management and Ernst & Young LLP ("E&Y"), the Company's independent registered public accounting firm. Management has represented to us that the financial statements were prepared in accordance with U.S. generally accepted accounting principles.

We have received from E&Y the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and discussed with E&Y their independence from the Company and its management. The Audit Committee also discussed with E&Y any matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

THE AUDIT COMMITTEE

W. Larry Cash
Joseph Swedish
Joseph Trunfio

REPORT OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

The members of the Compensation Committee were Eric T. Fry and Thomas C. Dircks through May 2005. In May 2005, Mr. Cash replaced Mr. Fry on the Compensation Committee. The Company's executive compensation program is focused on shareholder value, the overall performance of the Company, success of the Company as impacted by an executive's performance and the performance of an individual executive. Each action of the Compensation Committee during the year ended December 31, 2005 was taken at a meeting of such Committee or was adopted pursuant to an action by written consent in lieu of a meeting, pursuant to the General Corporation Law of the State of Delaware.

The Compensation Committee's objective is to provide competitive levels of compensation to the Company's executive officers that are integrated with the Company's long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievements and assist the Company in attracting and retaining qualified executives. The compensation policies and programs utilized by the Compensation Committee have been reviewed with independent compensation consultants and endorsed by the Board of Directors and generally consist of the following:

- provide executive officer total compensation in relation to Company performance;

- provide a compensation program competitive with that received by executives of comparable companies in the healthcare staffing industry in order to attract, motivate, and retain qualified personnel;

- provide a management tool for focusing and directing the energies of key executives toward achieving individual and corporate objectives; and

- provide long-term incentive compensation in the form of restricted stock and stock option awards to link individual success to that of the Company.

The Company's executive compensation consists of three key components: base salary, annual incentive compensation in the form of cash bonuses, stock options and restricted stock grants, each of which is intended to complement the others and, collectively, satisfy the Company's compensation objectives. The Compensation Committee's policies with respect to each of the three components are discussed below.

Base Salary. Each fiscal year the Compensation Committee, along with the Chief Executive Officer, reviews and approves the annual salaries for the Company's executive officers (other than the CEO). Many factors are included in determining base salaries, such as the responsibilities borne by the executive officer, the scope of the position, length of service with the Company and corporate and individual performance.

Cash Bonuses. The Compensation Committee provides annual incentives to the Company's executive officers in the form of cash bonuses. In 2005, these bonuses were given to each of the Company's executive officers pursuant to our bonus plan. Under our bonus plan, 70% of the bonus is tied to the achievement of annual operating profit targets, and the remaining 30% is tied to the achievement of strategic and operating objectives established annually by our Board of Directors.

Stock Options and Restricted Stock. The primary objective of the stock option and restricted stock program is to link the interests of the Company's executive officers and other selected employees to the stockholders through significant grants of stock options or restricted stock made at the discretion of the Compensation Committee. The Company's stock option plans authorize the issuance of both incentive and non-qualified stock options to officers and employees of the Company, including key employees. Subject to general limits prescribed by the plans, the Compensation Committee has the authority to determine the individuals to who stock options are awarded and the terms of the options and the number of shares subject to each option. The size of any particular stock option award is based upon the employee's position with the Company and the individual performance during the related evaluation period. In February 2005, the Compensation Committee granted options to the following executive officers of the Company: Joseph A. Boshart, Emil Hensel, Gregory Greene, Anthony Sims, Carol D. Westfall, Victor Kalafa, Jonathan W. Ward, Daniel J. Lewis, Dr. Franklin A. Shaffer and Susan E. Ball.

Chief Executive Officer's Compensation. As discussed under "Employment Agreements," the Company is a party to an employment agreement with Mr. Boshart. The salary and bonus given to Mr. Boshart in 2005 were based on the Compensation Committee's review of the compensation paid to the chief executive officers of comparable companies, assessment of the Company's revenue and earnings growth, the success of the Company's acquisition program as well as the Compensation Committee's continued recognition of Mr. Boshart's leadership of the Company. In February 2005, the Compensation Committee granted options to Mr. Boshart.

THE COMPENSATION COMMITTEE
W. Larry Cash
Thomas C. Dircks

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION

The Board of Directors has established a Compensation Committee. During the year ended December 31, 2005:

- none of the members of the Compensation Committee was an officer (or former officer) or employee of the Company or any of its subsidiaries;

- none of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeded $60,000, except that W. Larry Cash, is the Executive Vice President and Chief Financial Officer of Community Health Systems and during our fiscal year ended December 31, 2005, we provided healthcare staffing services to Community Health Systems resulting in revenues to us of $1,852,936;

- none of the Company's executive officers served on the Compensation Committee (or another Board committee with similar functions or, if there was no such committee, the entire Board of Directors) of another entity where one of that entity's executive officers served on the Company's Compensation Committee;

- none of the Company's executive officers was a director of another entity where one of that entity's executive officers served on the Company's Compensation Committee; and

- none of the Company's executive officers served on the Compensation Committee (or another Board committee with similar functions or, if there was no such committee, the entire Board of Directors) of another entity where one of that entity's executive officers served as a director on the Company's Board.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers other than Messrs. Boshart and Hensel whose information is provided as part of Proposal I:

Name	Age	Position
Gregory Greene	46	President, Cross Country Education
Anthony Sims	46	President, ClinForce
Carol D. Westfall	56	President, Cejka Search
Victor Kalafa	52	Vice President, Corporate Development and Strategy
Jonathan W. Ward	40	President, Cross Country Staffing
Daniel J. Lewis	49	Principal Accounting Officer
Dr. Franklin A. Shaffer, RN, FAAN	63	Chief Nursing Officer
Susan E. Ball, RN	42	General Counsel

Gregory Greene became President of Cross Country Education in February 2005. Prior to that, Mr. Greene served at Cross Country Education as a Chief Operating Officer since January 2004 and Controller since August 2002. Before joining Cross Country Education, Mr. Greene was the Controller of ING Financial Services. Mr. Greene holds a B.S. degree in Business Administration and a Masters of Business Administration from Belmont University, Nashville, Tennessee.

Anthony Sims has served as President of ClinForce since January 2001, as Executive Vice President of Operations for ClinForce from March 1998 to December 2000 and as Managing Director of ClinForce from August 1997 to March 1998. Before joining ClinForce, Mr. Sims served in various roles, including National Account Executive and Business Development Manager, with the healthcare staffing and support groups at On Assignment from 1991 to August 1996 and as Branch Manager at Kelly Scientific Resources from August 1996 to August 1997. Mr. Sims holds a B.S. in Chemistry from Piedmont College.

Carol D. Westfall has served as President of Cejka Search since October 2000. Ms. Westfall served as Senior Vice President of Cejka & Company's Physician Search and Outsourced Executive Search Divisions from August 1999 to October 2000 and Vice President of the Outsourced Executive and Physician Search Division from 1994 to July 1999. Ms. Westfall holds a B.S. degree in Education from Michigan State University and has completed graduate work in Secondary Administration with Purdue University.

Victor Kalafa has served as Vice President of Corporate Development and Strategy since November 2002 and Vice President of Corporate Development since April 2001 and an executive officer since February 2002. From March 1999 to April 2001, Mr. Kalafa was President of KSR Group, Inc., a management consulting company. Mr. Kalafa served as Chief Operating Officer for Scott Medical Group, Inc., a healthcare management company, from January 1998 to March 1999. He was Vice President of Business Development for W.R. Grace & Co. from 1991 to 1998. Mr. Kalafa holds a B.A. degree in History from Lafayette College and an M.B.A. from Columbia University.

Jonathan W. Ward has served as President, Cross Country Staffing since January 2006, and formerly as Executive Vice President, Cross Country Staffing from August 2002 to December 2005, and Chief Marketing and Strategy Officer from 1999 to August 2002. Mr. Ward has been an executive officer since February 2002. He served as Vice President of Marketing at our predecessor since 1995 and Director of Marketing and Business Development since 1993. Mr. Ward holds a B.A. in Political Science from Drew University and an M.B.A. from Rutgers University, Graduate School of Management.

Daniel J. Lewis has served as Principal Accounting Officer and an executive officer since August 2002. Prior to that Mr. Lewis was Corporate Controller of the Company. Mr. Lewis also served as Controller of our predecessor since 1989. Mr. Lewis is a C.P.A. and holds a B.B.A. in Accounting from the University of Texas at Austin.

Dr. Franklin A. Shaffer, RN, FAAN has served as Chief Nursing Officer since November 2004 and as President of the Education and Training Division from March 2001 to December 2004. He also served as Vice President in our Education Division since February 1996. Dr. Shaffer has also served as adjunct faculty in graduate nursing programs at Teachers College, Columbia University, Adelphi University and Hunter College. Dr. Shaffer holds a Doctorate of Education in Nursing Administration and a Masters of Education and a Masters of Arts from Teachers College, Columbia University. In 2002, Dr. Shaffer was inducted into the American Academy of Nursing.

Susan E. Ball, RN has served as General Counsel since May 2004. Prior to that, Ms. Ball served as Corporate Counsel for the Company from March 2002 to May 2004. Before joining the Company, Ms. Ball practiced law at Gunster, Yoakley & Stewart, P.A., a South Florida law firm, from November 1998 to March 2002 and at Skadden, Arps, Slate, Meagher and Flom in New York from 1996 to November 1998. Prior to practicing law, Ms. Ball was a registered nurse. Ms. Ball received her Bachelor of Science in Nursing from The Ohio State University in 1986 and her Juris Doctor degree from New York Law School in 1994.

EXECUTIVE COMPENSATION

The following table sets forth certain summary information with respect to compensation we paid in 2003, 2004 and 2005 to our Chief Executive Officer and our four other most highly compensated executive officers as of December 31, 2005 whose salary and bonus earned in 2005 exceeded $100,000:

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payout | |
Name and Principal Positions	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(a)(b)	Restricted Stock Awards ($)	Securities Underlying Options (c)	LTIP Payouts ($)	All Other Compensation ($)(d)
Joseph A. Boshart	2005	368,000	228,896	—	—	25,000	—	5,250
President and Chief	2004	369,208	—	—	—	—	—	6,150
Executive Officer	2003	350,000	—	—	—	17,000	—	5,480
Emil Hensel	2005	276,000	171,672	—	—	23,000	—	5,250
Chief Financial	2004	276,905	50,000	—	—	—	—	6,150
Officer	2003	262,500	40,000	—	—	15,000	—	5,480
Carol D. Westfall	2005	230,000	211,000	—	—	10,000	—	5,250
President	2004	230,000	156,000	—	—	—	—	6,150
Cejka Search	2003	230,000	78,000	—	—	6,000	—	5,480
Jonathan W. Ward	2005	223,517	117,842	—	—	20,000	—	5,250
President	2004	221,269	30,000	20,673	—	—	—	6,150
Cross Country Staffing	2003	175,000	27,500	—	—	12,000	—	5,480
Anthony Sims	2005	182,942	143,100	—	—	15,000	—	5,250
President	2004	166,251	199,800	—	—	—	—	6,150
ClinForce	2003	160,050	32,010	—	—	6,000	—	5,480

———————————

(a) Does not include amounts less than $10,000.

(b) Amount paid to Mr. Ward pursuant to the Company's Maternity/Paternity Employee Plan.

(c) On December 31, 2005, the Company's Compensation Committee approved the acceleration of the vesting of all unvested options issued prior to December 31, 2005.

(d) Amounts consist of employer matching contributions to our 401(k) plan.

Stock Options

The following tables set forth information concerning grants of stock options to, and exercises of stock options by the executive officers named in the Summary Compensation Table during the year ended December 31, 2005, and the number and value of unexercised options held by each of them at December 31, 2005.

Option Grants in Last Fiscal Year

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
	Number of Securities Underlying Options Granted (a)	% of Total Options Granted to Employees In Fiscal Year	Exercise Price ($) (b)	Expiration Date	5% ($)	10% ($)
Joseph A. Boshart	25,000	7.8%	$15.60	2/16/2015	$245,269	$621,560
Emil Hensel	23,000	7.2%	15.60	2/16/2015	225,647	571,835
Carol D. Westfall	10,000	3.1%	15.60	2/16/2015	98,108	248,624
Jonathan W. Ward	20,000	6.3%	15.60	2/16/2015	196,215	497,278
Anthony Sims	15,000	4.7%	15.60	2/16/2015	147,161	372,936

(a) On December 31, 2005, the Company's Compensation Committee approved the acceleration of the vesting of all unvested options issued prior to December 31, 2005.

(b) Fair market value of a share of Common Stock on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Option at Fiscal Year-End | | Value of Unexercised In-the-Money Options at Fiscal Year-End | |
			Exercisable (b)	Unexercisable	Exercisable (b)(c)	Unexercisable
Joseph A. Boshart	—	—	518,694	—	$2,219,142	—
Emil Hensel	—	—	434,155	—	1,941,612	—
Carol D. Westfall	1,000	$11,500(a)	37,769	—	183,069	—
Jonathan W. Ward	—	—	198,644	—	913,972	—
Anthony Sims	—	—	96,418	—	151,703	—

(a) Based on the difference between the closing price of the Company's Common Stock on July 15, 2005, the date of exercise, of $19.25 and the per share option exercise price, multiplied by the number of shares of Common Stock underlying the options exercised on such date.

(b) On December 31, 2005, the Company's Compensation Committee approved the acceleration of the vesting of all unvested options issued prior to December 31, 2005.

(c) Based on the difference between the closing price of the Company's Common Stock on December 30, 2005 of $17.83 as reported by the Nasdaq National Market and the per share option exercise price, multiplied by the number of shares of Common Stock underlying the options.

Employment Agreements

We are party to employment agreements with each of Joseph A. Boshart and Emil Hensel, pursuant to which Mr. Boshart serves as our President and Chief Executive Officer and Mr. Hensel serves as our Chief Financial Officer. The initial term of each agreement expired on July 29, 2002. Upon expiration of such initial term, each agreement automatically renewed for a one-year term, and will continue to renew for successive one-year terms unless prior to the end of such renewal term either party has given at least 90 days' prior written notice of its intention not to renew the agreement. Messrs. Boshart and Hensel currently receive annual base salaries of $440,000 and $315,000, respectively. These salaries are subject to increase upon annual review by the Compensation Committee of the Board of Directors, and each of Messrs. Boshart and Hensel is eligible to receive an annual bonus at the discretion of our Compensation Committee. Messrs. Boshart and Hensel are eligible to participate in all benefit plans and fringe benefit arrangements available to our senior executives. If either executive's employment is terminated without cause, the executive will be entitled to the greater of (x) base salary, for the balance of the renewal term, certain other benefits provided in the agreement and bonus for the fiscal year in which termination occurs or (y) one year's worth of his base salary in effect as of the date of termination. Each of Messrs. Boshart and Hensel is subject to a two-year post-termination noncompetition covenant. However, if either executive's employment is terminated without cause, then the non-competition agreement will be effective only if we continue to pay the executive's base salary, bonus and other benefits provided in the agreement for the term of the noncompetition covenant. We are permitted to terminate the noncompetition covenant, and related payments, upon 30 days' prior written notice.

Executive Severance Policy

In October, 2003, our Board of Directors adopted an Executive Severance Policy (the "Severance Policy"). Pursuant to the Severance Policy, each of the executive officers of the Company (other than Messrs. Boshart and Hensel, who's arrangements are included in their respective employment agreements) will be entitled to severance payments and benefits if within 60 days prior to, or within six months after, a Change of Control (as defined in the Severance Policy) of the Company, such employee is terminated without cause, has his or her responsibilities significantly reduced, has his or her base salary or benefits reduced, or is relocated more than 35 miles from his or her current location. Under the Severance Policy, in such an event, each executive officer of the Company would receive severance pay for a period of one year at a rate equal to the rate of such employee's base salary in effect immediately prior to such Change of Control. In addition, during such period, the Company would continue to make group health, life or other similar insurance plan available to such executive officer and his or her dependents, and the Company will pay for, such group health, life and other similar insurance plans to the extent paid prior to the termination of employment. As of December 31, 2005, the annual base salary for Mr. Sims, Mr. Ward and Ms. Westfall was $182,942, $223,517 and $230,000, respectively.

Executive Bonus Plan

The Company has a bonus plan pursuant to which the Compensation Committee may grant cash bonuses to the executive officers. Under our bonus plan, 70% of the bonus is tied to the achievement of annual operating profit targets, and the remaining 30% is tied to the achievement of strategic and operating objectives established annually by our Board of Directors.

401(k) Plan

We maintain a 401(k) Plan. The plan permits eligible employees to make voluntary, pre-tax contributions to the plan up to a specified percentage of compensation, subject to applicable tax limitations. We may make a discretionary matching contribution to the plan equal to a pre-determined percentage of an employee's voluntary, pre-tax contributions and may make an additional discretionary profit sharing contribution to the plan, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are generally vested in any matching contribution after three years of service with the Company. The plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that our contributions, if any, will be deductible by us when made.

Deferred Compensation Plan

The Board of Directors adopted the Deferred Compensation Plan, an unfunded non-qualified deferred compensation arrangement, effective as of January 1, 2004. Designated executives of the Company may elect to defer the receipt of a portion of their annual base salary, bonuses and commissions and the delivery of stock option gains to the Company's

Deferred Compensation Plan. The Company may also make a discretionary contribution to the Deferred Compensation Plan on behalf of certain participants. Participants are immediately fully vested in any deferrals of annual base salary, bonuses, commissions and stock option gains and generally become vested in Company contributions after three years from the date such contribution is made to the plan. A participant's account balance will also become fully vested upon the occurrence of a change in control or upon a participant's retirement, death during employment or disability. Generally, payments under the Deferred Compensation Plan automatically commence upon a participant's retirement, termination of employment or death during employment; however, under certain limited circumstances described in the Plan, participants may receive distributions during employment. Benefits under the Deferred Compensation Plan are payable solely by the Company. To enable the Company to meet its financial commitment under the Deferred Compensation Plan, assets may be set aside in a corporate-owned vehicle. These assets are available to all general creditors of the Company in the event of the Company's insolvency. Participants of the Deferred Compensation Plan are unsecured general creditors of the Company with respect to the Deferred Compensation Plan benefits.

Our Stock Plans

Amended and Restated 1999 Stock Option Plan. We have reserved for issuance 2,145,515 shares of common stock under our Amended and Restated 1999 Stock Option Plan, subject to adjustment for stock splits or similar corporate events. Our Amended and Restated 1999 Stock Option Plan provides for the granting of options to purchase shares of our common stock to any of our employees or consultants and our non-employee directors. Each stock option granted under our Amended and Restated 1999 Stock Option Plan is either intended to qualify as an incentive stock option or is a non-qualified stock option. The plan is administered by the Compensation Committee of our Board of Directors. The exercise price of options granted under our Amended and Restated 1999 Stock Option Plan is determined by the Committee. In the case of incentive stock options granted to ten percent stockholders, the exercise price cannot be less than 110 percent of the fair market value of the common stock. In the event of a change of control of our Company, stock options granted and not previously exercisable will become exercisable unless the Committee determines in good faith that an alternative option will be substituted.

Amended and Restated Equity Participation Plan. We have reserved for issuance 2,252,486 shares of common stock under our Amended and Restated Equity Participation Plan, subject to adjustment for stock splits or similar corporate events. Our Amended and Restated Equity Participation Plan provides for the granting of options to purchase shares of our common stock to key management employees of our Company and our affiliates. Each stock option granted under our Amended and Restated Equity Participation Plan is either intended to qualify as an incentive stock option or is a non-qualified stock option. The exercise price of options granted under our Amended and Restated Equity Participation Plan is divided into five tranches ranging from 100 percent to 300 percent of the fair market value of the common stock on the date of grant. However, for incentive stock options granted to ten percent stockholders, the exercise price in the first tranche cannot be less than 110 percent of the fair market value of the common stock on the date of grant. The Plan is currently administered by the Compensation Committee of our Board of Directors. In the event of a change in control of our Company, stock options granted and not previously exercisable will become exercisable unless the Committee determines in good faith that an alternative option will be substituted.


RELATED PARTY TRANSACTIONS


Our Director, W. Larry Cash, is the Executive Vice President and Chief Financial Officer of Community Health Systems. During our fiscal year ended December 31, 2005, we provided healthcare staffing services to Community Health Systems resulting in revenues to us of $1,852,936.

Our Director, Joseph Swedish, is the Chief Executive Officer and President of Trinity Health. During our fiscal year ended December 31, 2005, we provided healthcare staffing services to Trinity Health resulting in revenues to us of $435,093. Mr. Swedish will not run for re-election as a Director.

Our Director, Joseph Trunfio, is the Chief Executive Officer and President of Atlantic Health System. During our fiscal year ended December 31, 2005, we provided healthcare staffing services to Atlantic Health System resulting in revenues to us of $1,383,206.

PERFORMANCE GRAPH

The following graph shows the total stockholder return through December 31, 2005 of an investment of $100 in cash on October 24, 2001 (the date of our initial public offering) (i) in Cross Country's common stock (CCRN), (ii) the Nasdaq Market Index (NASDAQ), and (iii) the Dow Jones U.S. Healthcare Providers Index (DJUSHP). Historic stock price performance is not indicative of future stock price performance. All values assume reinvestment of the full amount of all dividends and are calculated as of the last day of each month.

COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*
AMONG CROSS COUNTRY HEALTHCARE, INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE DOW JONES US HEALTH CARE PROVIDERS INDEX



— ■ — CROSS COUNTRY HEALTHCARE, INC.
— ▲ — NASDAQ STOCK MARKET (U.S.)
· · ● · · DOW JONES US HEALTH CARE PROVIDERS

	10/24/01	12/31/01	3/31/02	6/30/02	9/30/02	12/31/02	3/31/03	6/30/03	9/30/03
CCRN	$100.00	$155.88	$158.82	$222.35	$ 83.06	$82.06	$ 67.65	$ 77.41	$ 82.35
NASDAQ	100.00	112.52	106.61	84.98	68.19	77.79	78.26	94.36	103.88
DJUSHP	100.00	107.93	118.89	127.68	117.73	98.49	101.29	108.86	113.04

	12/31/03	3/31/04	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05	12/31/05
CCRN	$ 88.12	$ 98.00	$106.76	$ 91.18	$106.35	$ 98.59	$100.00	$109.18	$104.88
NASDAQ	116.31	115.50	118.93	110.36	126.57	137.93	142.40	149.71	153.94
DJUSHP	129.94	139.48	141.04	140.51	170.03	189.67	208.05	216.87	228.78

PROPOSAL II

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm for Cross Country for the fiscal year ended December 31, 2005 was Ernst & Young LLP ("E&Y"). The Board, upon the recommendation of the Audit Committee, has appointed E&Y, subject to ratification by the stockholders, to audit the financial statements of the Company for the fiscal year ending December 31, 2006. In arriving at its recommendation to the Board, the Audit Committee reviewed the performance of E&Y in prior years, as well as the firm's reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee expressed its satisfaction with E&Y in these respects. E&Y's fees for services rendered during the fiscal years ended December 31, 2004 and December 31, 2005 were:

	2005	2004
Audit Fees	$ 1,277,764	$ 1,803,950
Audit-Related Fees	—	—
Tax Fees	157,727	177,003
All Other Fees	2,280	1,700
Total	$ 1,437,771	$ 1,982,653

Audit Fees consist of the fees billed for professional services rendered for the Company's annual financial statements and review of the financial statements included in the Company's Form 10-Q and services that are provided in connection with statutory and regulatory filings or engagements. Audit Fees for 2004 and 2005 included three quarterly reviews for each year. This category also includes: fees for comfort letters, consents, assistance with and review of documents filed with the SEC, Section 404 attest services, work done by tax professionals in connection with the audit or quarterly review, and accounting consultations billed as audit services, as well as other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees consist of the fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company's financial statements and are not reported under Audit Fees.

Tax Fees consist of services rendered for tax compliance, advice and planning. Tax Fees include fees for tax return preparation.

All Other Fees consist of fees for products and services other than the services reported above.

All of the fees described above were approved by the Audit Committee. None of the hours expended by E&Y on the audit of the Company's financial statements in 2004 and 2005 were performed by persons other than E&Y's full time, permanent employees. E&Y has audited the Company's financial statements since the year of its establishment in 1999.

The Audit Committee has considered, and is satisfied that, the provision of the services provided by E&Y represented under the headings "Audit-Related Fees," "Tax Fees" and "All Other Fees" is compatible with maintaining the principal accountants' independence.

The Board deems the ratification of the selection of E&Y as the independent registered public accounting firm of the Company to be in the best interest of the Company and its stockholders and recommends that holders of the Common Stock vote FOR Proposal II.

Representatives of E&Y are expected to attend the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions asked by stockholders.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Auditor

It is the Company's policy that the Audit Committee pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The Audit Committee will consider annually and, if appropriate, approve the scope of the audit services to be performed during the fiscal year. The Chairman of the Audit Committee has been vested with the authority to approve or pre-approve services to be provided by the independent auditors when expedition of services is necessary, provided that the Chairman reports any approval or pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee is prohibited from delegating its responsibility to pre-approve services of the independent auditor to management. None of the services of the independent auditors were approved by the Audit Committee pursuant to a waiver of the Commission's rules regarding pre-approval.


DEADLINES FOR SUBMISSION OF
PROXY PROPOSALS AND OTHER BUSINESS


Stockholder proposals intended to be included in the Proxy Statement and form of proxy for the Annual Meeting of Stockholders to be held in 2007, in addition to meeting certain eligibility requirements established by the Commission, must be in writing and received by the Secretary at the Company's principal executive offices on or prior to December 23, 2006. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy materials is instead a reasonable time before we begin to print and mail our proxy materials. Notice of any stockholder proposal must include various matters as prescribed by the SEC, including a clear and concise description of the proposal, and the reasons for proposing it.

By Order of the Board of Directors

Stephen W. Rubin
Secretary

April 11, 2006

CROSS COUNTRY HEALTHCARE, INC.

AUDIT COMMITTEE CHARTER

I.   PURPOSE

The primary function of the Audit Committee (the "Committee") of Cross Country Healthcare, Inc. (the "Company") is to assist the Board of Directors of the Company (the "Board") in fulfilling its oversight responsibilities related to corporate accounting, financial reporting practices and the quality and integrity of financial reports. Key components of fulfilling this charge include:

- Facilitating and maintaining an open avenue of communication among the Board, the Committee, the senior management and the independent accountants.

- Serving as an independent and objective party to monitor the Company's financial reporting process and internal control system.

- Reviewing and appraising the efforts of the independent accountants.

II.   ORGANIZATION/COMPOSITION

The Committee shall be comprised of three or more directors, each of whom shall be independent directors as defined by the SEC and the Nasdaq National Market ("Nasdaq"). The members shall be free from any financial, family or other personal and professional relationships that, in the opinion of the Board or the Committee, would interfere with the exercise of their independence from management and the Company. Each member of the Committee shall be able to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements, or will become able to do so within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in financial sophistication, including being or having been a chief executive officer, chief financial officer or officer or other senior officer with financial oversight responsibilities.

III.   MEETINGS

The Committee should meet quarterly, or more frequently as circumstances dictate. The Committee shall meet with the independent accountants in the planning phase of their audit and after the audit is completed. The Committee shall request legal updates from outside legal resources as it determines that the need exists. The Committee shall have sole discretion in determining the meeting attendees and agenda.

IV.   RESPONSIBILITIES AND DUTIES

The Committee believes its policies and procedures should remain flexible in order to best react to changing conditions and provide reasonable assurance to the Board that the accounting and reporting practices of the Company are in accordance with generally accepted requirements.

The Committee shall fulfill its duties and responsibilities as follows:

A.   General

- Review this charter as necessary, but at least annually.

- Prepare a report for inclusion in the proxy statement as required by the SEC.

- Maintain minutes or other records of meetings and activities.

- Report the Committee's actions to the Board with such recommendations as the Committee may deem appropriate.

- As part of executing its responsibility to foster open communication, meet, without members of the senior management present, in separate executive sessions with the independent accountants, and others as appropriate, to discuss matters that the Committee believes should be discussed privately.

- Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain counsel, accountants, or others to assist it in the conduct of any investigation.

B. Independent Accountants

The independent accountants are ultimately accountable to the Committee and the Board, and the Committee and the Board have the ultimate authority and responsibility to select, evaluate and where appropriate, replace the independent accountants.

- Based on the Committee's review and discussions, recommend to the Board the selection of the independent accountants, considering, among other things, independence and effectiveness, and approve the fees to be paid to the independent accountants. Annually, the Committee shall ensure that a formal written statement delineating all relationships between the independent accountants and the Company is received from the independent accountants that is consistent with Independence Standards Board Standard 1. The Committee shall discuss with the independent accountants any and all disclosed relationships or services that may impact the objectivity and independence of the outside accountant. The Committee shall take other appropriate action and may recommend that the Board take appropriate action to oversee the independence of the outside accountants.

- Approve any replacement of the independent accountants.

- Consult with the independent accountants out of management's presence about internal controls and the fullness/fairness of the financial statements.

- Meet with the independent accountants and financial management of the Company to review the scope of the proposed external audit for the current year. The external audit scope shall include a requirement that the independent accountants inform the Committee of any significant changes in the independent accountants' original audit plan and that the independent accountants conduct a review of interim financial information prior to the Company's filing of each quarterly report to shareholders (Form 10-Q).

C. Financial Statements/Internal Controls

- Review and discuss the annual financial statements with management and the independent accountants to determine that the independent accountants are satisfied with the disclosure and content of the financial statements, including the nature and extent of any significant changes in accounting principles. Recommend to the Board that the financial statements be included in the Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

- Consider the independent accountants' judgments regarding the quality and appropriateness of the Company's financial statements.

- Make inquiries of management and independent accountants concerning the adequacy of the Company's system of internal controls.

- Advise financial management and the independent accountants that they are expected to provide a timely analysis of significant current financial reporting issues and practices.

- Review interim period financial statements to be filed with the SEC with corporate financial management and the independent accountants prior to filing such statements or releasing earnings information to the public.

- Advise financial management and the independent accountants to discuss with the Committee their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Company.

PROXY


CROSS COUNTRY HEALTHCARE, INC.
6551 Park of Commerce Boulevard, NW
Boca Raton, Florida 33487

This Proxy is solicited on behalf of the Board of Directors


The undersigned, having duly received the Notice of Annual Meeting of Stockholders and the Proxy Statement, dated April 11, 2006, hereby appoints Joseph A. Boshart and Thomas C. Dircks as proxies (each with the power to act alone and with the power of substitution and revocation) to represent the undersigned and to vote, as designated below, all shares of Common Stock of Cross Country Healthcare, Inc. held of record by the undersigned on March 15, 2006, at the Annual Meeting of Stockholders to be held at 9:00 a.m. Eastern Time on Wednesday, May 10, 2006 at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036-8299 and at any adjournments or postponements thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.


CROSS COUNTRY HEALTHCARE, INC.'S BOARD OF DIRECTORS RECOMMENDS
A VOTE ''FOR'' THE FOLLOWING PROPOSALS


1. PROPOSAL TO ELECT SIX DIRECTORS TERMS EXPIRING AT THE 2007 ANNUAL MEETING.

   FOR all nominees listed below *(except as marked to the contrary)* ☐

   WITHHOLD AUTHORITY *to vote for all nominees listed below* ☐


Joseph A. Boshart, Emil Hensel, W. Larry Cash, C. Taylor Cole, Thomas C. Dircks and Joseph Trunfio
INSTRUCTION: To withhold authority to vote for any individual, write that nominee's name on the space provided below.


_____

2. PROPOSAL TO APPROVE AND RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.


☐ FOR   ☐ AGAINST   ☐ ABSTAIN


3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.


(See reverse side)



THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED ON THE PROXY BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 AND ''FOR'' PROPOSAL 2.


Dated: _____, 2006

_____
Signature

_____
Signature

Please sign exactly as names appear on this Proxy. Where shares are held by joint tenants, both should sign. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized person. If a partnership, please sign in partnership name by an authorized person.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Links

CROSS COUNTRY HEALTHCARE, INC. 6551 Park of Commerce Boulevard, NW Boca Raton, Florida 33487

CROSS COUNTRY HEALTHCARE, INC. 6551 Park Of Commerce Boulevard, NW Boca Raton, Florida 33487

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 10, 2006

CROSS COUNTRY HEALTHCARE, INC. 6551 Park Of Commerce Boulevard, NW Boca Raton, Florida 33487

PROXY STATEMENT

GENERAL INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PROPOSAL I ELECTION OF DIRECTORS

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

EXECUTIVE COMPENSATION

    Summary Compensation Table

    Option Grants in Last Fiscal Year

    Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

RELATED PARTY TRANSACTIONS

PERFORMANCE GRAPH

PROPOSAL II RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DEADLINES FOR SUBMISSION OF PROXY PROPOSALS AND OTHER BUSINESS

APPENDIX A